UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File No. 001-42024

MINGTENG INTERNATIONAL CORPORATION INC.

(Translation of registrant’s name into English)

No. 10 Fushi Road, Luoshe Town, Huishan District,

Wuxi, Jiangsu Province, China 214000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Entry into a Material Definitive Agreement.

On December 4, 2025, Mingteng International Corporation Inc. (the “Company”), a company incorporated in Cayman Islands, entered into an at-the-market sales agreement (the “Sales Agreement”) with AC Sunshine Securities LLC, as sales agent (the “Agent”), pursuant to which the Company may offer and sell, from time to time through the Agent, Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”), of the Company (the Class A Ordinary Shares to be sold pursuant to the Sales Agreement, the “Shares”). The offer and sale of the Shares, if any, will be made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-287843), including the base prospectus contained therein, which was initially filed with the United States Securities and Exchange Commission (the “Commission”) on June 6, 2025, and was declared effective, as amended, by the Commission on November 18, 2025 and as supplemented by the prospectus supplement, dated December 8, 2025, filed with the Commission pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”), relating to the Shares which may be issued from time to time pursuant to the Sales Agreement, (the “Prospectus Supplement”). Pursuant to the Prospectus Supplement, the Company may offer and sell up to U.S.$100,000,000 of Shares.

Under the Sales Agreement, subject to the terms of the placement notice defined in the Sales Agreement, the Agent may sell Placement Shares by any method permitted by law deemed to be an “at-the-market offering” as defined in Rule 415 under the Securities Act, including, without limitation, sales made directly on the Exchange, on any other existing trading market for the Ordinary Shares or to or through a market maker.

The Company is not obligated to make any sales of Shares under the Sales Agreement and no assurance can be given that it will sell any Shares under the Sales Agreement, or, if it does, as to the price or number of Shares that it will sell, or the dates on which any such sales will take place. The aggregate compensation payable to the Agent as sales agent is equal to 3.5% of the aggregate gross proceeds from each Placement Shares sold pursuant to the Sales Agreement. The Company has also agreed to reimburse the Agent for expenses in connection with entering into the Sales Agreement.

The Sales Agreement may be terminated by either party as set forth in the Sales Agreement. Unless earlier terminated by the Agent or the Company, the Sales Agreement shall automatically terminate upon the earlier to occur of (i) issuance and sale of all of the Shares to or through the Agent on the terms and subject to the conditions set forth in the Sales Agreement; (ii) the expiration of the Registration Statement on the third (3rd) anniversary of the initial effective date of the Registration Statement pursuant to Rule 415(a)(5) under the Securities Act; and (iii) November 21, 2026.

In addition, the Company has agreed in the Sales Agreement to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the Securities Act. The Sales Agreement also contains customary representations and warranties and conditions to the sale of the Shares pursuant thereto.

The foregoing is not a complete description of the Sales Agreement and is qualified by reference to the full text and terms of the Sales Agreement, which is filed as Exhibit 10.1 to this current report and incorporated herein by reference.

The Company plans to use the net proceeds from this offering for general corporate purposes, including business diversification and development initiatives, and capital expenditures.

General

The information contained in this Report on Form 6-K of the Company, are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-287843) and Registration Statement on Form S-8 (File No. 333-283203).

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Shares discussed herein, nor shall there be any offer, solicitation, or sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Exhibit Index

Exhibit No.
5.1	Opinion of Mourant Ozannes (Cayman) LLP
10.1	Sales Agreement, dated December 4, 2025 by and between Mingteng International Corporation Inc. and AC Sunshine Securities LLC
23.1	Consent of Mourant Ozannes (Cayman) LLP (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mingteng International Corporation Inc.

Date: December 8, 2025	By:	/s/ Yingkai Xu
	Name:	Yingkai Xu
	Title:	CEO

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